August 20, 2024

Sharon Taylor
Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, TX 75662

       Re: Martin Midstream Partners L.P.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-50056
Dear Sharon Taylor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services